Morgan Stanley Municipal Income Opportunities Trust II
Shareholder Voting Results

On June 20, 2006, an annual meeting of the Fund's
shareholders was held for the purpose of voting on the
following matter, the results of which were as follows:

Election of Trustees:

                          For                   Withheld
Frank L. Bowman.........  12,868,980            151,073
Michael Bozic  .......... 12,848,868            171,185
Kathleen A. Dennis....... 12,869,680            150,373
Charles A.                12,834,326            185,727
Fiumefreddo......
James F. Higgins......... 12,869,781            150,272
Micheal F. Klein........  12,864,149            155,904
W. Allen Reed..........   12,867,995            152,058

The following Trustees were not standing for reelection at
this meeting:  Edwin J. Garn, Wayne E. Hedien, Dr. Manuel H.
Johnson, Joseph J. Kearns, Michael E. Nugent and Fergus
Reid.